Sit Investment Associates
Mutual Funds Newsletter

Spring 2018

Fund Focus: Sit Balanced Fund

The Sit Balanced Fund combines the growth potential of large company stocks with income generated from a multi-sector bond portfolio. Over time, the diversification across stock and bond markets can help reduce volatility within portfolios, which may help ease investors' concerns when markets fluctuate significantly such as in the first quarter of 2018.

For the equity portion, Sit fund managers invest in common stocks of large domestic growth companies at reasonable valuations, which exhibit the potential for superior growth. The Fund focuses on companies with long records of earnings and revenue growth with strong fundamentals to maximize long-term capital appreciation.

Managers for the fixed-income portion of the portfolio seek to maximize total return and provide a high level of income. With latitude in selecting investments, they vary portfolio weightings between sectors such as corporate bonds, mortgage-backed or other asset-backed securities, taxable municipals, and U.S. government securities.

The Fund's dual objectives of long-term growth of capital and regular income allow flexible investment allocations within the portfolio. The Fund may emphasize either equity or fixed-income securities (or equal weight) depending on market as well as financial and economic conditions. The permissible allocation range for both equity and fixed-income securities is between 35% and 65%, which affords significant room for variation.

Performance over the past three years for the equity portfolio was driven by strong returns from holdings in the technology services, electronic technology and health services sectors. Within the fixed income portfolio, higher income from mortgage-related securities, corporate bonds and taxable municipals helped boost results. The Fund's annualized returns over the 1-, 3-, and 5-year periods ending March 31, 2018 were 12.14%, 7.32%, and 8.87%, respectively. As shown in the graph below, Morningstar®, Inc., an independent evaluator of mutual funds, ranks the Fund in the top 10% of its moderate allocation category for those same time periods, and in the top third for the seven and ten year time periods.

Equity markets will likely remain volatile due to uncertainty caused by risks such as tightening global monetary policy, peaking economic mo-mentum, and mounting trade tensions. However, we still believe that the outlook for stocks skews to the upside, and portfolios will focus on two types of growth stocks. One type will be pro-cyclical growth companies that benefit from lower corporate tax rates, have more domestic exposure and less impact from higher interest rates. The other will be traditional growth companies with highly visible earnings growth, strong balance sheets and attractive valuations.

With the Fed raising rates and the U.S. Treasury continuing to increase debt issuance, our fixed-income strategy's emphasis is on defensively positioning portfolios against rising short-term interest rates. Our bias is towards financial institution debt as well as taxable municipal securities due to an expected strong economy and those securities' relatively higher yields. We will be actively increasing our credit quality later in the year as the benefits of tax reform become fully priced in.

Additional information on sector allocations, top holdings, and fund performance is available on page 8 of this newsletter or by visiting our website at www.sitfunds.com.



	1 Year	3 Year	5 Year	7 Year	10 Year
5th percentile	11.07	7.22	9.13	9.15	7.96
25th percentile	9.62	6.11	8.06	7.99	6.92
50th percentile	8.33	5.35	7.02	7.04	6.15
75th percentile	6.47	4.55	6.03	6.08	5.40
95th percentile	3.59	2.67	4.34	4.55	4.03
# of observations	789	741	723	635	589
Sit Balanced Fund	12.14	7.32	8.87	8.50	6.76

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



The Trump administration's business-friendly agenda that includes tax reform and deregulation, combined with better global GDP growth, have contributed to a resurgence in domestic business activity and capital spending. The ISM Purchasing Manager's Index, a key indicator of economic strength, recently achieved cycle highs for both manufacturing and non-manufacturing sectors, with robust new order growth. Buoyed by fiscal stimulus, we project real GDP growth will accelerate to at least +2.7% in 2018 from +2.3% in 2017. Corporate earnings will also realize a sizable boost from tax reform, with bottom-up earnings for the S&P 500® Index projected to increase +19% year over year in 2018. A trade war could push the U.S. economy toward recession, while "fairer" trade would be mildly stimulative.

The Federal Reserve Bank of Cleveland's inflation expectations model estimates an average inflation rate of +1.9% over the next five years, which is slightly below the Federal Reserve's target of +2.0%. Nevertheless, the Fed funds rate was recently raised 25 basis points to a target range of +1.50% to +1.75% as the central bank seeks to "normalize" monetary policy. We generally expect two additional 25 basis point interest rate increases in 2018, but policy decisions will largely remain data dependent. Although "core" inflation is contained, higher energy, food, and import prices will negatively impact consumer spending and the profitability of companies that lack pricing power. The impact of higher raw material and corporate financing costs will be passed through to consumers, where possible, and likely begin to push up core inflation later this year.

Although the trade-weighted U.S. dollar has depreciated nearly ten percent since December 2016 — providing a tailwind for exports and multinationals, the Federal Reserve estimates that this decline translates to roughly a 50-basis-point rise in core PCE inflation, with roughly a two-quarter lag. However, there are a multitude of forces affecting both inflation and the value of the dollar. Drivers of dollar strength include U.S. tax reform, potential positive economic surprises, interest rate hikes, and the belief that the U.S. remains a relatively safe haven in a time of mounting geopolitical uncertainty. Catalysts for future U.S. dollar weakness include policy uncertainty on issues such as immigration and trade that could have a negative impact on domestic growth. The "twin deficits" (federal budget and current account) will likely have the largest negative impact on the U.S. dollar, as domestic savings remain low and the annual budget deficit is expected to balloon to over $1 trillion in 2019 and beyond.

Easing of bank regulations could further stimulate economic growth. After eight years of regulation under the Dodd-Frank Act, a bill blending the separate House and Senate bills would be a welcome relief for banks and provide an additional tailwind for economic growth.

The Euro Area has been a key beneficiary of the synchronized upswing in global growth, with robust export demand contributing to an acceleration in real GDP growth to +2.5% in 2017 from +1.8% in 2016. Euro Area exports and imports have climbed to 48% and 43% of GDP, respectively. The strengthening euro may pressure further export growth, but resilient domestic demand and improving financial conditions should support real GDP growth of +2.0 to +2.5% in 2018. The Euro Area, increasingly exposed to global trade, is vulnerable to President Trump's "America First" agenda and the adoption of protectionist policies. The European Commission condemned the recently proposed U.S. tariffs on steel and aluminum imports and suggested it might implement a retaliatory tariff of 25% on a broad range of U.S. goods that have an import value of nearly €3 billion. Although these measures are unlikely to affect trade or economic growth meaningfully, escalation to a broader trade war would likely derail the region's current economic expansion and prove highly inflationary.

Japan's growth is likely to slow to +1.3% in 2018 as moderating overseas demand tempers exports, a stronger yen and trade tensions present downside risks, and domestic consumption remains sluggish.

U.S. tariffs announced to date should have limited impact on China's economy. Countering the Trump administration's trade actions thus far, China announced a list of comparable duties on U.S. imports to match proposed tariffs on Chinese goods. Based on both the Trump administration's softened tone of late and China's willingness to negotiate, our base case scenario would be a deal rather than further escalation of trade tensions.

India's economy will grow over +7% as policy headwinds fade. South Korea's export-driven economy remains on solid footing, and, despite political risk, Brazil will continue to recover from recession.

Fixed Income

The first quarter brought a new Federal Reserve Chairman, an increase in interest rates, and renewed market volatility. In concert with Chairman Jerome Powell's announcement of another 25 basis point increase in the Fed funds rate, the Federal Open Market Committee published outlooks for a variety of economic metrics. It appears Committee members are taking note of increased domestic economic activity and have become incrementally more aggressive on the future path of rate hikes. We believe policy actions will remain data dependent given possible offsets from trade and immigration.

Our forecast is for an uptick in inflation before year-end, which will put upward pressure on longer-term bond yields. The Fed's balance sheet reduction removes cash from the system, and we expect some of the resulting increase in financing costs will be passed on to consumers. While we do not think increasing inflation expectations are a near-term concern, we expect the effects of strengthening economic activity will begin to show up in inflation metrics later this year.

The continued increase in T-bill issuance and the Fed's rate hikes are putting upward pressure on the short end of the yield curve. We have defensively positioned portfolios to insulate them from rising short-term interest rates. We have a positive bias toward financial institution debt and taxable municipal securities due to an expected stronger economy and the securities' relatively higher yields. We will be actively increasing the credit quality of portfolios later in the year, as the benefits of tax reform become fully priced in. As the Fed draws excess reserves out of the financial system, volatility will continue to increase, manifesting itself in additional market corrections. Less government intervention in capital markets has, and will continue to, provide trading opportunities. We see the return of volatility as a healthy sign.

The AAA tax-exempt municipal bond yield curve steepened over the quarter, as short tax-exempt yields increased considerably less than yields on longer issues. We expect a reversal in this steepening trend as 2018 progresses, with increases in short-term tax-exempt yields leading to a flattening yield curve.

Duration drove performance during the quarter, as shorter tax-exempts outperformed longer tax-exempts with the yield curve steepening. The total return for the maturity sub-indices of the Bloomberg Barclays Municipal Bond Index less than five years were positive, while the maturity sub-indices 5-years or longer were negative for the quarter. Most sectors in the Bloomberg Barclays Revenue Bond Index exhibited similar performance. Housing bonds and industrial development/pollution control bonds performed modestly better than other revenue bond sectors.

Municipal market issuance during the quarter was light after record heavy supply during the month of December. We expect issuance to increase in the second quarter, but forecast total municipal issuance for the year will be meaningfully less than 2017. Major factors contributing to decreased issuance are the elimination of tax-exempt advanced refunding transactions by the Tax Cuts and Jobs Act and private activity bond issuance that was pulled forward to late 2017. Fund inflows were a modest $6.5 billion during the quarter.

We expect tax-exempt rates, particularly for shorter maturities, to rise modestly throughout the remainder of 2018 and the tax-exempt yield curve to flatten. Our strategy continues to emphasize a combination of higher quality long-term housing issues and bonds possessing both short call provisions and higher coupons to limit extension risk. We expect to maintain most portfolio durations near their current levels and continue to view diversification as a key tenet in managing portfolio credit risk.

Equities

The robust investor confidence that helped propel equity markets worldwide appreciably higher in calendar 2017 generally carried into the first month of 2018. The MSCI World Index generated a total return of +5.2% on a U.S. dollar basis in January, its best since 1994. The S&P 500 Index produced an attractive total return of +5.7% in January, but subsequent performance was eroded by ensuing trade tensions and fears that inflationary pressures might cause the Fed to tighten monetary policy at an accelerated pace. By the close of the first quarter, the S&P 500 Index reversed its entire January advance and posted a total return of -0.8% year to date. Concerns that trade tensions could escalate into a trade war contributed to a reversal in equity performance across the globe, notably in export-sensitive regions such as Europe and Japan.

Bolstered by tax cuts, bottom-up earnings for the S&P 500 Index are currently projected to increase +19% year-over-year in 2018 versus +12% in 2017. Companies have stated that they intend to boost capital spending, reduce debt, and increase wages. However, Morgan Stanley analysts project that a preponderance of tax savings and repatriated cash will be used for mergers and acquisitions (M&A) or returned to shareholders through buybacks and dividends. Although M&A and share repurchases will support equity valuations in the near term, such activity has become less politically palatable in light of the recent tax reform and will likely receive added pushback from Washington.

Equity markets may remain volatile as investors fret over a laundry list of risks including tightening global monetary policy, peaking economic momentum, rising global debt, mounting trade tensions, and partisan politics. However, we believe the outlook for U.S. equities remains skewed to the upside given favorable economic conditions, stimulative fiscal policies, and improving corporate earnings. We continue to believe a "barbell" approach provides a balanced risk-reward profile for equity portfolios at this stage of the market cycle. One side of the "barbell" emphasizes pro-growth/Trump policy beneficiaries while the other focuses on secular/traditional growth companies that possess highly visible earnings growth and attractive valuations. The combination of increased market volatility, lower stock correlations, and other late-cycle dynamics bodes well for the relative outperformance of both growth and active strategies.

Economic conditions generally remain favorable for European equities – more so for those with continental Europe exposure. In international markets we are overweight Europe and Asia (ex. Japan), while underweight Japan and Latin America. European equity valuations continue to be attractive on an absolute basis and relative to global markets. Our most pressing concern for European equities is a potential trade war, which would affect not only European equities but emerging markets and other developed markets as well. We believe it is prudent to remain diversified and focused on high-quality growth stocks that have secular and/or niche growth drivers. We prefer reflation and Trump policy beneficiaries along with companies with exposure to U.S. markets.

With regard to international markets, we maintain an overweight position in Chinese equities. While company fundamentals remain solid, equity market volatility has increased due to heightened trade tensions and policy uncertainties. We anticipate that positive earnings surprises will play a bigger role in driving stock outperformance in 2018. We remain positive on the Indian and South Korean equity markets on strong economic growth, high earnings growth, and attractive valuations. We continue to underweight Japanese equities as the country's growth potential remains constrained by its structural challenges. We also remain underweight Brazilian and Mexican equities, although we are turning more positive on Brazil as the domestic economy recovers.

Tax Cuts and Jobs Act of 2017 by Steve Benjamin, CEBS, CRPC

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act. Not since the Tax Reform Act of 1986 has a tax bill been this far-reaching. The bill made numerous changes to the existing tax code – many of which will expire in 2026 – and will impact virtually every taxpayer in one way or another. How you fare will depend upon your unique tax situation. The following is a summary of some of the major changes for individual taxpayers beginning this year.

Income Tax Rates

Although there are still seven income tax brackets, five tax rates were reduced and two remained the same (see chart below). As a result, payroll providers have made adjustments to the amount of tax withheld from employee paychecks. To verify that the amount of your 2018 tax withholding is sufficient, log on to the IRS's tax withholding calculator (www.irs.gov/individuals/irs-withholding-calculator) or review its Tax Withholding and Estimated Tax booklet (www.irs.gov/pub/irs-pdf/p505.pdf). To adjust the amount of your payroll tax withholding, complete an IRS Form W-4 and submit it to your employer.

Personal Exemption

The personal exemption deduction has been eliminated. Previously, taxpayers were allowed a personal exemption of $4,050 for every taxpayer and dependent claimed on their tax return.

Standard Deduction

The standard deduction has nearly doubled to $12,000 for single filers (S) and $24,000 for married taxpayers filing jointly (MFJ). These amounts will be adjusted for inflation in future years. Those age 65 and over can deduct an additional $1,600 (S) or $2,600 (MFJ). As a result of these increases, it is expected that fewer taxpayers will itemize their deductions and instead take the standard deduction. Some nonprofit organizations are worried that if people who in the past itemized their deductions now find it more advantageous to take the standard deduction, they will reduce the amount of their charitable giving.

Child and Family Tax Credits

For dependent children under age 17, the child tax credit has doubled from $1,000 to $2,000. Since the phase-out limits have jumped significantly to $200,000 (S) and $400,000 (MFJ), many more parents will now qualify for this tax credit than in the past. In addition, a new $500 "family" credit is available for non-child dependents (e.g., children 17 and older, disabled or elderly dependents). This credit has no age restrictions.

State and Local Tax Deduction

Perhaps the most controversial change is in the ability to deduct property and income taxes (or sales tax in lieu of income tax). In the past, these taxes were fully deductible. Now, however, taxpayers may only claim a maximum deduction of $10,000 (S and MFJ) for the combined total of their property and income taxes (or sales tax in lieu of income tax).

Due to this limitation, there has been an outcry from governors in states where taxes are relatively high. For example, the average tax deduction taken by individuals in 2015 for these types of taxes was $22,169 in New York, $19,665 in Connecticut and $18,438 in California. Despite lower individual tax rates, a higher standard deduction and expanded child and family tax credits, some taxpayers in certain states may end up owing more in taxes.

Mortgage Interest Deduction

Generally, individuals can now deduct mortgage interest on no more than $750,000 of qualifying mortgage debt ($1,000,000 on debt incurred before December 16, 2017). While interest on a home equity line of credit remains deductible when the funds are used to improve a primary residence, interest is no longer deductible when the funds are used for other things, such as buying a car or paying off credit cards.

Deductions No Longer Permitted

- Unless you're an active member of the military moving to a new base, moving expenses are no longer deductible.

- Tax preparation expenses, professional dues and unreimbursed employee business expenses are no longer deductible.

- Alimony and separate maintenance payments will no longer be deductible by the payer nor reportable by the recipient for divorce or separation agreements executed after 2018.

Other Provisions

- Alternative Minimum Tax (AMT) exemption amounts increased significantly to $70,300 (S) and $109,400 (MFJ).

- Roth IRA conversions can no longer be reversed (i.e., "recharacterized").

- The tax penalty for not having medical insurance will no longer apply after 2018.

For a more detailed analysis of these and other changes, visit the IRS website's special section dedicated to the tax bill at www.irs.gov/newsroom/tax-reform.

A tax deduction reduces your taxable income.

A tax credit reduces the amount of tax you owe.

2018 INCOME TAX RATES		
Rate	Single	Married Filing Jointly
10%	Up to $9,525	Up to $19,050
12%	$9,525 - $38,700	$19,050 - $77,400
22%	$38,700 - $82,500	$77,400 - $165,000
24%	$82,500 - $157,500	$165,000 - $315,000
32%	$157,500 - $200,000	$315,000 - $400,000
35%	$200,000 - $500,000	$400,000 - $600,000
37%	$500,000+	$600,000

Sit Dividend Growth Fund

As of March 31, 2018

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[(1)]
Class I Shares	**-1.31**	**12.60**	**9.21**	**11.26**	**9.30**	**9.64**	**1.71**
S&P 500® Index	-0.76	13.99	10.78	13.31	9.49	8.47	
Class S Shares	**-1.37**	**12.30**	**8.93**	**10.98**	**9.02**	**8.94**	**1.46**
S&P 500 Index	-0.76	13.99	10.78	13.31	9.49	8.38	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	3.1	Home Depot, Inc.	2.4
Johnson & Johnson	3.1	Apple, Inc.	2.4
Verizon Communications, Inc.	3.1	Becton Dickinson and Co.	2.1
JPMorgan Chase & Co.	2.8	Broadcom, Ltd.	2.1
Bank of America Corp.	2.5	Abbott Laboratories	2.1
		Total	25.7

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.1
Health Technology	12.7
Electronic Technology	10.6
Producer Manufacturing	10.3
Technology Services	7.0
Consumer Non-Durables	6.9
Retail Trade	5.2
Process Industries	4.9
Sectors Less Than 4.9%	25.4
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$949.3
S Share Assets (Millions):	$53.9
Number of Holdings:	81
Wtd. Avg. Market Cap (Billions):	$147.7
Median Market Cap (Billions):	$56.6
Turnover Rate:	47.6 %

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 29 years
Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of March 31, 2018

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 29 years
Robert W. Sit, CFA, 26 years
Michael T. Manns, 31 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**-3.54**	**6.40**	**7.33**	**7.32**	**1.22**
Class S Shares	**-3.62**	**6.15**	**7.06**	**7.06**	**0.97**
Russell 2000® Index	-0.08	11.79	8.39	8.38	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
MKS Instruments, Inc.	2.9	Monolithic Power Systems, Inc.	1.6
East West Bancorp, Inc.	2.4	Phibro Animal Health Corp.	1.6
Provident Financial Services, Inc.	2.1	Dunkin' Brands Group, Inc.	1.6
Legg Mason, Inc.	1.7	Shenandoah Telecommunications Co.	1.6
Wintrust Financial Corp.	1.6	Oshkosh Corp.	1.5
		Total	18.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.2
Producer Manufacturing	10.4
Process Industries	8.2
Consumer Services	7.8
Health Technology	5.9
Consumer Durables	5.8
Electronic Technology	5.7
Commercial Services	4.5
Sectors Less Than 4.5%	24.1
Cash and Other Net Assets	4.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$14.4
S Share Assets (Millions):	$3.9
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$4.1
Median Market Cap (Billions):	$3.4
Turnover Rate:	16.1 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of March 31, 2018

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	Since Inception	
Class I Shares	**-3.89**	**10.43**	**5.66**	**6.91**	**8.70**	**2.10**
Class S Shares	**-3.96**	**10.24**	**5.42**	**6.66**	**8.43**	**1.85**
MSCI World Index	-1.28	13.59	7.97	9.70	8.27	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.3
Producer Manufacturing	10.1
Health Technology	8.9
Process Industries	8.7
Consumer Non-Durables	8.4
Technology Services	6.9
Electronic Technology	6.0
Communications	4.7
Sectors Less Than 4.5%	20.5
Cash and Other Net Assets	2.5

PORTFOLIO COUNTRY ALLOCATION (%)

United States	63.5
Germany	5.1
Netherlands	4.5
United Kingdom	4.3
Canada	4.2
Switzerland	2.8
Spain	2.4
Ireland	2.2
8 Countries Less Than 2.2%	8.5
Cash and Other Assets	2.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	4.1
JPMorgan Chase & Co.	3.0
Johnson & Johnson	2.8
Verizon Communications, Inc.	2.7
Pfizer, Inc.	2.3
Allianz SE, ADR	2.3
AbbVie, Inc.	2.2
Apple, Inc.	2.1
Starbucks Corp.	2.0
PepsiCo, Inc.	2.0
Total	14.8

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$28.8
S Share Assets (Millions):	$3.3
Number of Holdings:	71
Wtd. Avg. Market Cap (Billions):	$148.5
Median Market Cap (Billions):	$63.5
Turnover Rate:	9.4 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

| Cap Size | Style | | |
	Value	Blend	Growth
Large		■	
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 27 years
Kent L. Johnson, CFA, 29 years
Raymond E. Sit, 25 years
Michael J. Stellmacher, CFA, 27 years
Tasha M. Murdoff, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of March 31, 2018

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Bryce A. Doty, CFA, 27 years
Ronald D. Sit, CFA, 33 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**0.26**	**12.14**	**7.32**	**8.87**	**6.76**	**7.08**
S&P 500® Index	-0.76	13.99	10.78	13.31	9.49	9.53
Bloomberg Barclays Aggregate Bond Index	-1.46	1.20	1.20	1.82	3.63	5.18

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.6
Microsoft Corp.	2.4
Alphabet, Inc.	2.4
Visa, Inc.	2.1
JPMorgan Chase & Co.	1.8

Bonds

Company Name	% of Net Assets
FHLMC, 6.00%, 12/15/28	0.8
BlackRock Income Trust	0.6
MFS Intermediate Income Trust	0.5
Barclays Bank, PLC, 3.11%, 3/16/23	0.5
Boeing Co, 8.75%, 9/15/31	0.5

PORTFOLIO ALLOCATION (%)

Stocks	60.7
Bonds	34.8
Cash and Other Net Assets	4.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$28.3
Number of Holdings:	230

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of March 31, 2018

FUND PERFORMANCE (%)

		Annualized Returns	
	3 Month	1 Year	Since Inception
Class I Shares	**-2.24**	**14.74**	**12.75**
Class S Shares	**-2.33**	**14.53**	**12.49**
MSCI World Index	-1.28	13.59	15.69

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Allianz SE, ADR	4.0	Marriott International, Inc.	2.6
Microsoft Corp.	3.2	Suncor Energy, Inc.	2.5
Starbucks Corp.	2.8	Ingersoll-Rand, PLC	2.5
Intel Corp.	2.8	Home Depot, Inc.	2.3
Verizon Communications, Inc.	2.8	JPMorgan Chase & Co.	2.3
		Total	27.8

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.0
Technology Services	10.3
Health Technology	9.4
Consumer Non-Durables	9.3
Consumer Services	9.0
Producer Manufacturing	7.8
Process Industries	5.2
Energy Minerals	4.9
Sectors Less Than 4.9%	21.0
Cash and Other Net Assets	3.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$3.0
Number of Holdings:	55
Wtd. Avg. Market Cap (Billions):	$154.1
Median Market Cap (Billions):	$92.3
Turnover Rate:	4.2 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 27 years
- David A. Brown, 23 years
- Kent L. Johnson, CFA, 29 years
- Michael T. Manns, 31 years
- Tasha M. Murdoff, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of March 31, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Ronald D. Sit, CFA, 33 years
Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**1.48**	**19.52**	**11.20**	**13.27**	**8.80**	**10.18**
Russell 1000® Growth Index	1.42	21.25	12.90	15.53	11.34	11.34

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.5	Adobe Systems, Inc.	2.9
Apple, Inc.	6.2	Facebook, Inc.	2.5
Microsoft Corp.	5.5	Broadcom, Ltd.	2.5
Visa, Inc.	3.6	Applied Materials, Inc.	2.3
Amazon.com, Inc.	3.0	Raytheon Co.	2.2
		Total	37.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	26.6
Electronic Technology	14.5
Producer Manufacturing	9.2
Health Technology	8.2
Consumer Services	8.1
Finance	6.7
Retail Trade	6.7
Consumer Non-Durables	4.3
Sectors Less Than 4.3%	14.7
Cash and Other Net Assets	1.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$117.8
Number of Holdings:	71
Wtd. Avg. Market Cap (Billions):	227.4
Median Market Cap (Billions):	79.1
Turnover Rate:	9.1 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of March 31, 2018

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**1.03**	**10.04**	**4.76**	**9.70**	**7.41**	**11.48**
Russell Midcap® Growth Index	2.17	19.74	9.17	13.31	10.61	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Arista Networks, Inc.	3.2	Booking Holdings, Inc.	2.5
Broadcom, Ltd.	2.9	Skyworks Solutions, Inc.	2.4
TJX Cos., Inc.	2.8	Ecolab, Inc.	2.2
Applied Materials, Inc.	2.8	Marriott International, Inc.	2.1
Waste Connections, Inc.	2.6	Ulta Beauty, Inc.	2.0
		Total	25.6

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	19.3
Electronic Technology	14.0
Finance	10.9
Producer Manufacturing	9.6
Health Technology	7.3
Consumer Services	6.8
Retail Trade	5.3
Process Industries	4.8
Sectors Less Than 4.0%	20.4
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$158.8
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$25.4
Median Market Cap (Billions):	$12.5
Turnover Rate:	17.8 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 29 years
Robert W. Sit, CFA, 26 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of March 31, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 27 years
Kent L. Johnson, CFA, 29 years
Robert W. Sit, CFA, 26 years
Michael J. Stellmacher, CFA, 27 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**0.13**	**11.01**	**3.19**	**8.27**	**7.72**	**10.12**
Russell 2000® Growth Index	2.30	18.63	8.77	12.90	10.95	8.35

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Arista Networks, Inc.	2.5
Skyworks Solutions, Inc.	2.3
Take-Two Interactive Software, Inc.	2.1
Waste Connections, Inc.	2.0
Paycom Software, Inc.	2.0
ASGN, Inc.	2.0
MKS Instruments, Inc.	1.9
Ultimate Software Group, Inc.	1.7
Dunkin' Brands Group, Inc.	1.6
Booz Allen Hamilton Holding Corp.	1.6
Total	19.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	16.3
Health Technology	13.4
Producer Manufacturing	9.5
Finance	9.0
Electronic Technology	8.8
Consumer Services	7.6
Consumer Durables	6.3
Commercial Services	5.1
Sectors Less Than 5.0%	21.0
Cash and Other Net Assets	3.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$96.4
Number of Holdings:	93
Wtd. Avg. Market Cap (Billions):	$7.2
Median Market Cap (Billions):	$4.9
Turnover Rate:	20.8 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of March 31, 2018

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | |
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**-1.73**	**12.68**	**3.98**	**4.61**	**1.57**	**4.09**
MSCI EAFE Index	-1.53	14.80	5.55	6.50	2.74	5.52

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.6
Consumer Non-Durables	11.8
Producer Manufacturing	11.4
Technology Services	7.3
Process Industries	6.2
Health Technology	5.7
Electronic Technology	5.6
Consumer Durables	5.0
Sectors Less Than 5.0%	23.4
Cash and Other Net Assets	3.0

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	21.6
France	10.1
Netherlands	10.0
Japan	8.9
Germany	7.6
Switzerland	6.9
China/Hong Kong	6.7
Canada	6.0
11 Countries Less Than 6.0%	19.2
Cash and Other Assets	3.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	2.7
ING Groep NV	2.4
Tencent Holdings, Ltd.	2.4
Allianz SE	2.2
Royal Dutch Shell, PLC, ADR	2.2
DS Smith, PLC	2.1
Siemens AG	2.0
Reckitt Benckiser Group, PLC	2.0
RELX NV	1.9
Diageo, PLC, ADR	1.9
Total	21.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$24.4
Number of Holdings:	73
Wtd. Avg. Market Cap (Billions):	$85.8
Median Market Cap (Billions):	$43.7
Turnover Rate:	7.7 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 27 years
  Tasha M. Murdoff, 22 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of March 31, 2018

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 27 years
Raymond E. Sit, 25 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**4.36**	**29.40**	**8.69**	**4.12**	**1.20**	**4.65**
MSCI Emerging Markets Index	1.07	22.17	6.31	2.50	0.58	3.83

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	20.0
Electronic Technology	14.9
Retail Trade	13.3
Consumer Services	7.9
Health Technology	7.9
Technology Services	6.9
Energy Minerals	5.4
Consumer Non-Durables	4.4
Sectors Less Than 4.0%	16.7
Cash and Other Net Assets	2.6

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	37.9
South Korea	12.0
Taiwan	7.9
South Africa	7.4
India	6.6
Brazil	5.4
Singapore	3.7
Chile	3.1
9 Countries Less Than 3.1%	13.4
Cash and Other Assets	2.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Tencent Holdings, Ltd.	5.3
Alibaba Group Holding, Ltd., ADR	5.0
Samsung Electronics Co., Ltd.	4.9
CSPC Pharmaceutical Group, Ltd.	3.7
TAL Education Group, ADR	3.6
Naspers, Ltd.	3.4
iShares MSCI India ETF	3.3
China Construction Bank Corp.	3.2
Taiwan Semiconductor Co.	2.7
NICE Systems, Ltd., ADR	2.7
Total	37.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.7
Number of Holdings:	49
Wtd. Avg. Market Cap (Billions):	$110.3
Median Market Cap (Billions):	$21.9
Turnover Rate:	18.8 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of March 31, 2018

FUND PERFORMANCE (%)

		Annualized Returns					30-Day SEC Yield(1)
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	
U.S. Government Securities	**-0.25**	**0.76**	**0.80**	**0.71**	**2.31**	**5.26**	**2.69**
Bloomberg Barclays Intermediate Government Index	-0.73	-0.14	0.46	0.75	2.21	5.41	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	51.3
FNMA Pass-Through	19.7
GNMA Pass-Through	13.1
FHLMC Pass-Through	7.8
U.S. Treasury/Federal Agy.	3.3
Asset-Backed	1.6
Cash & Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$527.7
Average Maturity:	18.7 Years
Effective Duration:	0.8 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration

Quality	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 50 years
Bryce A. Doty, CFA, 27 years
Mark H. Book, CFA, 31 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of March 31, 2018

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High	■		
Mid			
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 50 years
  Bryce A. Doty, CFA, 27 years
  Mark H. Book, CFA, 31 years
  Christopher M. Rasmussen, CFA, 17 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Quality Income	**-0.13**	**0.79**	**0.53**	**0.49**	**0.53**	**2.08**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	-0.20	0.24	0.66	0.76	0.76	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	29.8
Mortgage Pass-Through (Agy.)	19.6
Corporate Bonds	17.0
Asset-Backed (non-agency)	13.8
CMO (non-agency)	10.0
Taxable Municipal	5.2
Taxable Municipal (Agy-Backed)	2.9
Cash & Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$74.5
Average Maturity:	9.3 Years
Effective Duration:	0.9 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of March 31, 2018

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**-0.10**	**6.00**	**3.69**	**4.09**	**4.84**	**5.24**
Bloomberg Barclays 5-Year Muni Index	-0.57	0.65	1.27	1.54	3.28	4.94

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

30-Day SEC Yield	2.80

Tax-Equivalent 30-Day Yields	
38.8% Tax Rate	4.58
40.8% Tax Rate	4.73

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	23.7
Single Family Mortgage	23.1
Other Revenue	9.1
Education/Student Loan	6.3
General Obligation	6.3
Insured	6.2
Hospital / Health Care	4.6
Investment Companies	3.9
Sectors Less Than 3.0%	10.1
Cash and Other Net Assets	6.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$196.0
Average Maturity:	17.2 Years
Duration to Estimated Avg. Life:	4.2 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Michael C. Brilley, 50 years
Paul J. Jungquist, CFA, 24 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of March 31, 2018

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Michael C. Brilley, 50 years
  Paul J. Jungquist, CFA, 24 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-0.48**	**4.08**	**2.57**	**2.94**	**4.53**	**4.68**
Bloomberg Barclays 5-Year Muni Bond Index	-0.57	0.65	1.27	1.54	3.28	4.21

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.80	44.83% Tax Rate	5.45
		46.63% Tax Rate	5.67

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.1
Hospital / Health Care	16.3
Single Family Mortgage	15.9
Education/Student Loan	13.3
General Obligation	6.5
Municipal Lease	6.0
Other Revenue	5.2
Utility	4.5
Sectors Less Than 4.0%	8.9
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$551.2
Average Maturity:	15.9 Years
Duration to Estimated Avg. Life:	4.4 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)

Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Fund Focus: Sit Balanced Fund • Investment Outlook and Strategy Summary • Tax Cuts and Jobs Act of 2017 • Sit Mutual Funds First Quarter 2018 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.